Filed by WillScot Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mobile Mini Inc.

Commission File No. 001-12804

Date: March 2, 2020

Email sent to WSC Baltimore Employees by Bradley Soultz, President and Chief Executive Officer, on March 2, 2020

Bond St. Colleagues –

I am writing to provide an important follow-up regarding this morning’s announcement that WillScot will be combining with Mobile Mini Inc. to create a North American leader in modular space and portable storage.

Please know that today’s announcement is just the first step in a process. Until close, we remain two separate and independent companies, and your daily responsibilities and management structures all remain the same.

The merger agreement establishes that the combined company will be headquartered in Phoenix, Arizona. I realize that this may come as a surprise, but please know that the specifics of our transition to Phoenix have not yet been determined. Integration planning is only just beginning, and many aspects cannot be confirmed until after the transaction closes.

At this point there is more we don’t know than we know. However, we are certain about the following:

✓	The headquarters relocation to Phoenix will not happen immediately; in fact, we do not expect the transaction to close until the third quarter of this year.

✓	We envision this integration to be much more prolonged and complex than prior integrations.

✓	We expect there to be no impact to employees for the remainder of the calendar year. While we progress through this process, we will continue to drive WillScot’s strategy.

✓	This decision is not a reflection of the outstanding work that you do every day on behalf of WillScot. Quite the opposite, I could not be prouder of this team.

✓	I and the rest of the management team are committed to making this transition as seamless as possible for all our employees.

Should you have any questions, I encourage you to reach out to your managers. While we may not have all the answers now, we are committed to transparency and providing you with updates as there is information to share.

Thank you for your continued hard work and dedication to growing WillScot into the company it is today. We need your commitment now more than ever as we move into the next chapter of our story as we strive to become the best-in-class specialty leasing platform in North America.

Sincerely,

Bradley Soultz
President and Chief Executive Officer

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “estimates,” “expects,” “anticipates,” “believes,” “forecasts,” “projects,” “plans,” “intends,” “may,” “will,” “should,” “could,” “shall,” “continue,” “outlook” and variations of these words and similar expressions (or the negative thereof) identify forward-looking statements, which are generally not historical in nature. Certain of these forward-looking statements relate to the proposed business combination (the “Proposed Transaction”) involving WillScot and Mobile Mini, including: expected scale; operating efficiency; stockholder, employee and customer benefits; key assumptions; timing of closing; the amount and timing of revenue and expense synergies; future financial benefits and operating results; and integration spend, which reflects management’s beliefs, expectations and objectives as of the date hereof. Achievement of the expressed beliefs, expectations and objectives is subject to risks and uncertainties that could cause actual results to differ materially from those beliefs, expectations or objectives. These forward-looking statements are only estimates, assumptions and projections, and involve known and unknown risks and uncertainties, many of which are beyond the control of WillScot and Mobile Mini.

Important Proposed Transaction-related factors that may cause such differences include, but are not limited to: the risk that expected revenue, expense and other synergies from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the parties are unable to successfully implement their integration strategies; the inherent uncertainty associated with financial or other projections; failure of the parties to satisfy the closing conditions in the merger agreement in a timely manner or at all, including stockholder and regulatory approvals; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the possibility that the Proposed Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and disruptions to the parties’ businesses and financial condition as a result of the announcement and pendency of the Proposed Transaction. Other important factors include: the parties’ ability to manage growth and execute their business plan; their estimates of the size of the markets for their products; the rate and degree of market acceptance of their products; the success of other competing modular space and portable storage solutions that exist or may become available; rising costs adversely affecting their profitability (including cost increases resulting from tariffs); general economic and market conditions impacting demand for their products and services; the value of WillScot shares to be issued in the Proposed Transaction; the parties’ capital structure, levels of indebtedness and availability of credit; expected financing transactions undertaken in connection with the Proposed Transaction; third party contracts containing consent and/or other provisions that may be triggered by the Proposed Transaction; the ability to retain and hire key personnel and uncertainties arising from leadership changes; the response of business partners as a result of the announcement and pendency of the Proposed Transaction; the diversion of management attention from business operations to the Proposed Transaction; the ability to implement and maintain an effective system of internal controls; potential litigation and regulatory matters involving the combined company; implementation of tax reform; the intended qualification of the Proposed Transaction as a tax-free reorganization; the changes in political conditions in the U.S. and other countries in which the parties operate, including U.S. trade policies or the U.K.’s withdrawal from the European Union; and such other risks and uncertainties described in the periodic reports WillScot and Mobile Mini file with the SEC from time to time including WillScot’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 2, 2020 and Mobile Mini’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 3, 2020, both of which are available through the SEC’s EDGAR system at www.sec.gov.

Investors are cautioned not to place undue reliance on these forward-looking statements as the information in this communication speaks only as of March 2, 2020 or such earlier date as specified herein. WillScot and Mobile Mini disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement. All subsequent written and oral forward-looking statements attributable to WillScot, Mobile Mini or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Important Information About the Proposed Transaction

Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to the Proposed Transaction. In connection with the Proposed Transaction, WillScot will file a registration statement on Form S-4, which will include a document that serves as a prospectus of WillScot and a joint proxy statement of WillScot and Mobile Mini (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the U.S. Securities and Exchange Commission (the “SEC”). No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to WillScot’s stockholders and Mobile Mini’s stockholders. Investors and security holders will be able to obtain these documents (if and when available) free of charge from the SEC’s website at www.sec.gov. The documents filed by WillScot with the SEC may also be obtained free of charge from WillScot by requesting them by mail at WillScot Corporation, 901 S. Bond Street, Suite 600, Baltimore, Maryland 21231. The documents filed by Mobile Mini may also be obtained free of charge from Mobile Mini by requesting them by mail at Mobile Mini, Inc., 4646 E. Van Buren Street, Suite 400, Phoenix, Arizona 85008.

Participants in the Solicitation

WillScot, Mobile Mini, their respective directors and executive officers and other members of management and employees and certain of their respective significant stockholders may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information about WillScot’s directors and executive officers is available in WillScot’s proxy statement, dated April 30, 2019 for the 2019 Annual Meeting of Stockholders, WillScot’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 2, 2020, and WillScot's Current Reports on Form 8-K filed on May 17, 2019 and June 19, 2019. Information about Mobile Mini’s directors and executive officers is available in Mobile Mini’s proxy statement, dated March 12, 2019 for its 2019 Annual Meeting of Stockholders and Mobile Mini’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 3, 2020. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holding or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC, WillScot or Mobile Mini as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.